UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            SPEC'S MUSIC INCORPORATED
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    847521101
                                 (CUSIP Number)

                                February 17, 1998
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 847521101                                     Page  2  of  5  Pages
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     1       NAME OF REPORTING PERSON

                               Stephen Watson

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|

                                                                         (b) |_|
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     3       SEC USE ONLY

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     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                               U.S.
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                             5     SOLE VOTING POWER
 NUMBER OF
   SHARES                          306,000 shares
BENEFICIALLY                 ---------------------------------------------------
  OWNED BY                   6     SHARED VOTING POWER
    EACH
 REPORTING                                           -0-
   PERSON                    ---------------------------------------------------
    WITH                     7     SOLE DISPOSITIVE POWER

                                         306,000 shares
                             ---------------------------------------------------
                             8     SHARED DISPOSITIVE POWER

                                                     -0-
--------------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               306,000 shares
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    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|

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    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               5.8%
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    12     TYPE OF REPORTING PERSON*
                               IN
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
Item 1(a).   Name of Issuer:

                  Spec's Music Incorporated

Item 1(b).   Address of Issuer's Principal Executive Offices:

                  1666 NW 82nd Avenue
                  PO Box 520248
                  Miami, FL 33152-0248

Item 2(a).   Name of Person Filing:

                  Stephen Watson

Item 2(b).   Address of Principal Business Office or, if None, Residence:

                  237 Park Avenue, Suite 801
                  New York, NY 10017

Item 2(c).   Citizenship:

                  United States

Item 2(d).   Title of Class of Securities:

                  Common Stock, $.01 par value

Item 2(e).   CUSIP Number:

                  847521101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or Dealer registered under section 15 of the Act,

         (b) [ ] Bank as defined in section 3(a)(6) of the Act,

         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act,

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E),

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F),

         (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G),

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

         (j) [ ] A group, in accordance with ss.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to ss.240.13d-1(c), check this box [ X ].

Item 4.  Ownership.

         (a)  Amount beneficially owned:

                  306,000 shares (includes shares held by a private investment partnership, an offshore investment company and several managed accounts, as to all of which Mr. Watson has sole investment authority).

         (b) Percent of class:

                  5.8%

         (c) Number of shares as to which such person has:

                  (i)      Sole  power to vote or to direct  the  vote:  306,000
                           shares
                  (ii)     Shared power to vote or to direct the vote: -0-
                  (iii) Sole power to dispose or to direct the disposition of: 306,000 shares
                  (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                  An investment partnership, an offshore investment company and several managed accounts each have the right to receive dividends from and the proceeds of the sale of the subject securities. None of such parties owns beneficially more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10.  Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                   SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    March 2, 1998
                                            --------------------------
                                                      (Date)

                                                /s/ Stephen Watson
                                            --------------------------
                                                    (Signature)

                                                  Stephen Watson
                                            --------------------------
                                                   (Name/Title)